UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. )

                            NTERPHARM HOLDINGS, INC.
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                                (Name of Issuer)

 SERIES A 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   460588205
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 5, 2006
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             (Date of Event Which Requires Filing of This Statement)


----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent. (Continued on the following pages)

CUSIP No.  460588205
           ---------


1    NAMES OF REPORTING  PERSONS:       Guzov Ofsink, LLC

     I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (ENTITIES ONLY)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                   WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
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NUMBER OF             7.  SOLE VOTING POWER:               3,875
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER                  0
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:          3,875
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER             0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          3,875
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           50.9%
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14   TYPE OF REPORTING PERSON*
                                         OO
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                                       2

     This statement on Schedule 13D (this "Schedule 13D") is being filed to report the beneficial ownership of Series A 10% Cumulative Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred") of Interpharm Holdings, Inc., a Delaware corporation (the "Issuer"). All statements concerning parties listed on Schedule A are made to the best knowledge of the Reporting Person.


Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Series A Preferred of the Issuer. The principal executive offices of the Issuer are located at 75 Adams Avenue, New York, New York, 11788.


Item 2.  Identity and Background.

     The name of the person filing this statement is Guzov Ofsink, LLC, a New York limited liability company ("Guzov Ofsink" or the "Reporting Person") with its principal place of business located at 600 Madison Avenue, 14th Floor, New York, New York 10022.

     The names, business address, citizenships and present occupations or employment of each member of Guzov Ofsink are set forth in Schedule A hereto.

     (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person purchased an aggregate of 3,875 shares of the Series A Preferred (collectively, the "Shares") as follows: (i) 3,148 shares of the Series A Preferred for $1,500 on June 5, 2006, and (ii) 727 shares of the Series A Preferred in exchange for 6,296 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") held by the Reporting Person on June 5, 2006. The Reporting Person did not acquire beneficial ownership of any of the Shares with borrowed funds.


Item 4.  Purpose of Transaction.

     The Reporting Person acquired the Shares in order to approve an amendment to the Certificate of Incorporation of the Issuer to cause the automatic conversion of Series A Preferred into Common Stock at the rate of two shares of Common Stock for one share of Series A Preferred.

     Except as set forth above, the Reporting Person has no present intent or proposals that relate to or would result in : (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

     The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


Item 5.  Interest in Securities of the Issuer.

     (a) and (b) Beneficial ownership and power over disposition of the Shares by each person named in Item 2.

     No persons listed on Schedule A beneficially own any shares of the Issuer.

     (c) All of the transactions in the Shares that may be deemed to be beneficially owned by the Reporting Person commencing 60 days prior to the event triggering the filing of this Schedule 13D are described in Item 3 of this
Schedule 13D.

     (d) To the best knowledge of the Reporting Person, no person other that the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares reported in Item 5(a) and (b).

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock or the preferred stock of the Company, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 26, 2006

                                GUZOV OFSINK, LLC


                                /s/ Darren Ofsink
                                ------------------------
                                By: Darren Ofsink
                                Title: Member

                                   Schedule A




     The names, business address, citizenships and present occupations or employment of each member of Guzov Ofsink are set forth in Schedule A hereto.


Name          Business Address        Citizenship    Occupation  Employment
------------- ----------------------- -------------- ----------- ---------------

Debra Guzov   600 Madison Avenue,     United States  Attorney    Member, Guzov
              14th Floor                                         Ofsink, LLC
              New York, New York
              10022
------------- ----------------------- -------------- ----------- ---------------
Darren Ofsink 600 Madison Avenue,     United States  Attorney    Member, Guzov
              14th Floor                                         Ofsink, LLC
              New York, New York
              10022
------------- ----------------------- -------------- ----------- ---------------

1 The calculation of the foregoing percentage is based on 7,611 shares of Interpharm Holdings, Inc.'s Series A Preferred Stock outstanding as of May 15, 2006.